SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D


            	under the Securities Exchange Act of 1934




				STORAGE ENGINE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


				COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


				86210N104
--------------------------------------------------------------------------------
                              (CUSIP Number)


				THOMAS E. DUGGAN, ESQ.
				C.E. UNTERBERG, TOWBIN
				350 MADISON AVENUE
				NEW YORK, NY 10017
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


				February 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].











CUSIP No.86210N104                       SENG 13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

	C.E. Unterberg, Towbin Capital Partners I. L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
      	                                                         (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

	00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    182,915
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    182,915
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		934,382
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.57%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

		IV
________________________________________________________________________________







CUSIP No. 86210N104                       SENG 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

	Marjorie and Clarence E. Unterberg Foundation, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
      	                                                         (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

	00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

	New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    182,915
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    182,915
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		934,382
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.57%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

		CO
________________________________________________________________________________







CUSIP No. 86210N104                       SENG 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

	C.E. Unterberg, Towbin, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
      	                                                         (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

	00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

	New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    73,166
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    73,166
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		934,382
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.57%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

		IV
________________________________________________________________________________







CUSIP No. 86210N104                     SENG 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

	C.E. Unterberg, Towbin (a California Limited Partnership)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
      	                                                         (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

	00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

	California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    255,804 (A)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    255,804 (A)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		934,382
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.57%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

		PN
________________________________________________________________________________

(A) Excludes 239,727 shares in the C.E. Unterberg, Towbin Market Making Account used solely for the purpose of engaging in purchases and sales as to facilitate client orders.






CUSIP No. 86210N104                      SENG 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

	UTCM, LLC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
      	                                                         (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

	00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0 (A)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0 (A)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


		934,382
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.57%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

		CO
________________________________________________________________________________

(A) Includes 182,915 shares held by C.E. Unterberg, Towbin Capital Partners I, L.P., as to which UTCM, LLC disclaims beneficial ownership.








CUSIP No. 86210N104                      SENG 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

	Thomas I. Unterberg

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
      	                                                         (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

	PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

	USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    204,405
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    204,405
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		934,382
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.57%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

		IN
________________________________________________________________________________

(A) Excludes 37,417 Shares owned by Trusts of which Thomas I. Unterberg is Trustee and as to which Thomas I. Unterberg. disclaims beneficial ownership.

Includes 182,915,  182,915,  73,166,  255,804 Shares owned by C.E. Unterberg,
Towbin Capital Partners I, L.P., Marjorie and Clarence E. Unterberg Foundation, Inc., C.E. Unterberg, Towbin, LLC and C.E. Unterberg, Towbin (a California Limited Partnership), respectively.







CUSIP No. 86210N104                      SENG 13D



________________________________________________________________________________
Item 1.  Security and Issuer.

	This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Shares"), of Software Engine Inc., a
New Jersey corporation (the "Issuer"). The Issuer's principal executive office is located at One Sheila Drive, Tinton Falls, NJ 07724.



________________________________________________________________________________
Item 2.  Identity and Background.

     (a)   C.E. Unterberg, Towbin Capital Partners I, L.P. ("CEUTCPI")

     (b)   Marjorie and Clarence E. Unterberg Foundation, Inc. ("MCUF"),

     (c)   C.E. Unterberg Towbin, LLC ("CEUTLLC"),

     (d)   C.E. Unterberg, Towbin (a California Limited Partnership)
           ("CEUTCLP"),

     (e)   UTCM, LLC ("UTCM")

     (f) Thomas I. Unterberg ("TU" and together with the above, the "Reporting Persons")


By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.


C.E. Unterberg. Towbin Capital Partners I, L.P.

CEUTCPI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTCPI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTCPI is UTCM.


Marjorie and Clarence E. Unterberg Foundation. Inc.

MCUF is a New York corporation with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of MCUF is to act as a charitable foundation.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of MCUF are set forth on Schedule 1 hereto.


C.E. Unterberg Towbin, LLC

CEUTLLC is a New York limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTLLC is to make investments in, buy, sell, hold and otherwise deal in securities.


The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of CEUTLLC are set forth on Schedule I hereto.


C.E. Unterberg. Towbin (a California Limited Partnership)

CEUTCLP is a California limited partnership with its principal executive office located at 350 Madison Avenue, New York, New
York 10017. The principal business of CEUTCLP is to act as a securities broker-dealer.


The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each general partner and member of the executive committee of CEUTCLP are set forth on Schedule I hereto.


UTCM. LLC

UTCM is a Delaware limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UTCM is to act as a general partner of investment funds.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of UTCM are set forth on Schedule I hereto.


Thomas I. Unterberg

TU's business address is c/o C.E. Unterberg, Towbin, 350 Madison
Avenue, New York, New York 10017. TU is a board member of the Issuer and is a managing director of CEUTCLP of and a citizen of the United States of America.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

None of the Reporting Persons, nor any of their executive officers, directors, trustees or partners, as applicable during the last five years (i) has been convicted in a criminal proceeding ( excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons, other than TU, obtained funds for the purchase price of their Shares (or securities that were converted into Shares) from capital contributions from their equity investors. TU obtained funds for the purchase price of his Shares from personal funds.

The ownership interest of CEUTCLP was acquired other than by purchase and as a result of fees for its services as a financial advisor to the Issuer. The ownership interest of TU of 37,416 Shares was acquired other than by purchase and as a result of being a Trustee.


________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Reporting Persons' acquistions of the Shares were made in the ordinary course of the Reporting Persons' businesses and were not made with the purpose of changing or influencing the control of the Issuer.

None of the Reporting Persons has any plans or proposals that relate to or would result in any of the events described in Items 4(a) through 4(j).

The Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) promulgated under the Securities Exchange Act of
1934). Additionally, the Reporting Persons disclaim beneficial ownership of all Shares which are not directly owned of record by such Reporting Person.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a)	Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Schedule I hereto are hereby incorporated by reference.

(b)	Rows (7) through (10) of the cover pages to this Schedule
(including the footnotes thereto) and Schedule I hereto set forth the percentage range of the shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of Shares as to which there is shared power to vote or direct the vote or to dispose or direct the disposition and are hereby incorporated by reference and we hereby incorporated by reference.

(c)	In connection with its market making activities, CEUTCLP has engaged in purchases and sales of Shares at or around the market price within the past 60 days. As of the date of this filing, the approximate amount of shares in the Market Making Account is 239,727. Except as set forth in the foregoing sentence, no reporting Person, or to their best knowledge, any of their respective officers or directors, has engaged in any transactions in Shares during the past 60 days.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements or understanding among any of the Reporting Persons made or entered into with respect to holding, voting or disposing of the Shares.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement among the Reporting Persons.

________________________________________________________________________________



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	February 21, 2002

C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS I, L.P.,

by UTCM, LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member



Date: February 21, 2002

MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.
By /s/ Thomas I. Unterberg
By Thomas E. Duggan Attorney-in-Fact



Date: February 21, 2002

C.E. UNTERBERG TOWBIN, LLC,
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member



Date: February 21, 2002

C.E. UNTERBERG, TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP),
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member



Date: February 21, 2002

UTCM, LLC
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title:  Managing Member



Date:	February 21, 2002

THOMAS I. UNTERBERG
By /s/ Thomas I. Unterberg
BY:Thomas E. Duggan Attorney-in-Fact







CUSIP No. 86210N104                      SENG 13D



SCHEDULE I


I. MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.

Except as otherwise set forth below, the place of citizenship of each such person is the United States.


Name; Princiapal		Business Address; Principal	Number and
Occupation or			Business of Employer		Percentage of
Employment							Common Stock
								Beneficially Owned


Thomas I. Unterberg		350 Madison Avenue		239,582(a)
(President)			New York, New York 10017 	(5.02%)

Mary A.Debare			350 Madison Avenue		34,916(b)
(Vice President and		New York, New York 10017	(.731%)
Secretary)

Andrew Arno			350 Madison Avenue		115,581
(Treasurer)			New York, New York 10017	(2.42%)


(A)	Excludes 37,417 Shares owned by Trusts of which Thomas I. Unterberg is
   	Trustee and as to which Thomas I. Unterberg. disclaims beneficial ownership.






II. C.E. UNTERBERG TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP)

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Princiapal		Business Address; Principal	Number and
Occupation or			Business of Employer		Percentage of
Employment							Common Stock
								Beneficially Owned

Stephen Adler			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Andrew Arno			350 Madison Avenue	    	115,581
(Managing Director)		New York, New York 10017	(2.42%)

Jordan S. Berlin		350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Alexander P. Bernstein		350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Andrew Blum			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

David Boucher	          	350 Madison Avenue
(Managing Director)	     	New York, New York 10017	None

Mark Branigan			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

John Cronin			350 Madison Avenue		34,676
(Managing Director)		New York, New York 10017	(0.73%)

Jane Dragone			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Thomas Duggan			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Cole Eckhardt            	350 Madison Avenue
(Managing Director)      	New York, New York 10017	None

Brian Finnerty			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Adam Frankfort			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Terri Garvey			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Florence Kimm	          	350 Madison Avenue
(Managing Director)	     	New York, New York 10017	None

Mel S. Lavitt			350 Madison Avenue	  	102,248
(Managing Director)		New York, New York 1001		(2.14%)

Mark L. Levy			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Robert D. Long			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Michael E. Marrus		350 Madison Avenue		83
(Managing Director)		New York, New York 10017	(0.002%)

Robert M. Matluck
(Managing Director and
Member of the Executive		350 Madison Avenue		17,500
Committee)			New York, New York 10017	(0.366%)

Mitch Meisler			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

John U. Moorhead	     	350 Madison Avenue
(Managing Director)	     	New York, New York 10017	None

Jeffrey C. Moskowitz		350 Madison Avenue		52,253
(Managing Director)		New York, New York 10017	(1.09%)

Suzanne Murphy			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Michelle P. O'Connor		350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Theodore O'Neill     		350 Madison Avenue
(Managing Director)	     	New York, New York 10017	None

James D. Poyner, Jr.		350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Martin Pyykkonen		350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Douglas M. Quartner		350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Adam Ritzer			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

James Singer			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Lee Tawes			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Bob Thompson			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

Thomas I. Unterberg
(Managing Director and
Member of the Executive		350 Madison Avenue		239,582(a)
Committee)			New York, New York 10017	(5.02%)

Andrew Waldeck			350 Madison Avenue
(Managing Director)		New York, New York 10017	None

James T. Whipple		350 Madison Avenue		36,342
(Managing Director)		New York, New York 10017	(0.76%)

(A)	Excludes 37,417 Shares owned by Trusts of which Thomas I. Unterberg is
   	Trustee and as to which Thomas I. Unterberg. disclaims beneficial ownership.






III. C.E. UNTERBERG, TOWBIN LLC

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Princiapal		Business Address; Principal	Number and
Occupation or			Business of Employer		Percentage of
Employment							Common Stock
								Beneficially Owned


Thomas I. Unterberg		350 Madison Avenue		239,582(a)
(Managing Member)		New York, New York 10017	(5.02%)

Robert M. Matluck		350 Madison Avenue		17,500
(Managing Member)		New York, New York 10017	(.366%)


(A)	Excludes 37,417 Shares owned by Trusts of which Thomas I. Unterberg is
   	Trustee and as to which Thomas I. Unterberg. disclaims beneficial ownership.





IV.	UTCM,LLC

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Princiapal		Business Address; Principal	Number and
Occupation or			Business of Employer		Percentage of
Employment							Common Stock
								Beneficially Owned


Thomas I. Unterberg		350 Madison Avenue		239,582(a)
(Managing Member)		New York, New York 10017	(5.02%)

Robert M. Matluck		350 Madison Avenue		17,500
(Managing Member)		New York, New York 10017	(.366%)


(A)	Excludes 37,417 Shares owned by Trusts of which Thomas I. Unterberg is
   	Trustee and as to which Thomas I. Unterberg. disclaims beneficial ownership.





Exhibit 1 -- Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of ServiceWare Technologies Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. In witness whereof, the undersigned hereby execute this Agreement as of the date set forth next to their signatures.


Date:	February 21, 2002

C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS I, L.P.,

by UTCM, LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member



Date: February 21, 2002

MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.
By /s/ Thomas I. Unterberg
By Thomas E. Duggan Attorney-in-Fact



Date: February 21, 2002

C.E. UNTERBERG TOWBIN, LLC,
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member



Date: February 21, 2002

C.E. UNTERBERG, TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP),
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member



Date: February 21, 2002

UTCM, LLC
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title:  Managing Member



Date:	February 21, 2002

THOMAS I. UNTERBERG
By /s/ Thomas I. Unterberg
BY:Thomas E. Duggan Attorney-in-Fact




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).